SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-8519

CINCINNATI BELL

RETIREMENT SAVINGS PLAN

CINCINNATI BELL INC.

221 East Fourth Street

Cincinnati, Ohio 45202

CINCINNATI BELL RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Cincinnati Bell Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Cincinnati Bell Retirement Savings Plan (the “Plan”) as of December 30, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 30, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 30, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio

June 27, 2008

CINCINNATI BELL RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(DOLLARS IN THOUSANDS)

	December 30,
	2007	2006
Investments
Investment in Master Trust	$157,871	$152,179
Participant loans	2,245	2,054

Net assets available for benefits at fair value	160,116	154,233
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	108	181

Net assets available for benefits	$160,224	$154,414

See Notes to Financial Statements.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 30, 2007

(DOLLARS IN THOUSANDS)

Net assets available for benefits as of December 30, 2006	$154,414

Contributions:
Employee	9,019
Employer	4,025

Total contributions	13,044

Investment income:
Investment income from Master Trust	8,180
Interest on participant loans	169

Total investment income	8,349

Transfers from other Company-sponsored plans, net	659

Distributions:
Benefits paid to participants	16,225
Administrative expense paid by the Plan	17

Total distributions	16,242

Net increase in assets available for Plan benefits	5,810

Net assets available for benefits as of December 30, 2007	$160,224

See Notes to Financial Statements.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(1)	Plan Description and Accounting Policies

a.	General: The Cincinnati Bell Retirement Savings Plan (the “Plan”) is sponsored by Cincinnati Bell Inc. (together with its subsidiaries, the “Company” or “Cincinnati Bell”) and administered generally through the Company Employees’ Benefit Committee.

The Plan is, subject to certain exceptions, currently available to all employees of the Company who are not hourly employees. Hourly employees are generally defined as employees who are represented by a collective bargaining unit or whose position is otherwise subject to automatic wage progression or covered under the Cincinnati Bell Inc. Savings and Security Plan (an additional plan sponsored by the Company). In addition, certain other classes of employees (including but not limited to co-op students, interns, temporary employees and contingency employees) are ineligible to participate in the Plan.

These Notes to Financial Statements provide a brief description of certain provisions of the Plan, but do not constitute a document under which the Plan is operated, and, in the event of any conflict between these Notes to Financial Statements and the Plan documents, the Plan documents shall control. Participants must refer to the Plan documents and to the summary plan description for further details of the Plan.

The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with the accounting principles generally accepted in the United States of America. The Plan’s fiscal year (the “plan year”) begins each December 31 and ends the following December 30. The Plan’s trustee is Fidelity Management Trust Company (together with its affiliates, “Fidelity”).

In accordance with Financial Accounting Standards Board Staff Position AAGINV-1 and Statement of Position
No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Benefit Contribution Health and Welfare and Pension Plans,” the Statement of Net Assets Available for Benefits presents the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis for the fully benefit-responsive investment contracts.

Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” was issued in September 2006. The objective of the Statement is to define fair value, establish a framework for measuring fair value, and expand disclosures about fair value measurements. As it relates to financial assets and liabilities, SFAS No. 157 will be effective for interim and annual reporting periods beginning after November 15, 2007. Other than the expanded disclosures, the Company expects the impact of SFAS No. 157 on financial assets and liabilities will be immaterial.

b.	Employee Contributions: The Plan generally permits each participant to contribute each pay period, in before-tax dollars, any amount that is a whole percent up to a maximum of 75% of the participant’s compensation. A participant’s compensation for each plan year is only considered up to a certain legal limit, which was $220,000 for the plan year ended December 30, 2007.

The amount of a participant’s contributions for any calendar year generally cannot exceed $15,500, the legal limit in 2007. If the participant is age 50 or older by the end of the calendar year, the participant is also allowed to make additional before-tax contributions up to $5,000, the legal limit in 2007.

Participant contributions to the Plan are allocated to the participant’s account under the Plan (“Plan account”). A participant is always fully vested in the part of the Plan account attributable to employee contributions.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

A participant is generally not subject to federal income tax on the amount of employee contributions to the Plan or on the Plan’s earnings on those contributions until the amounts are distributed from the Plan to the participant.

c.	Employer Contributions: Under the current terms of the Plan, the Company makes matching contributions in an amount, for each pay period, equal to the sum of: (i) 100% of the portion of the participant’s contributions to the Plan for such pay period that are not in excess of 3% of his or her compensation for such pay period, and (ii) 50% of the portion of his or her contributions for such pay period that are in excess of 3% but not in excess of 5% of the participant’s compensation for that pay period. Matching contributions are generally made on a bi-weekly basis under the current practice of the Company and must be made by the end of the first full month that ends after the participants’ related contributions are made.

The Company’s matching contributions are allocated to the participant’s Plan account. In general, a participant is fully vested in the Company’s matching contributions.

The Company may determine, at its sole discretion, whether it shall contribute to the Plan an additional amount for any plan year, and, if so, the amount of the contribution. No such contribution has ever been made by the Company for any plan year. Any such contribution that is made by the Company shall be allocated to participants who are employed by the Company on the last day of the plan year, in proportion to each participant’s compensation for the plan year.

A participant is generally not subject to federal income tax on the amount of the matching contributions or on the Plan’s earnings on these contributions until the amounts are distributed from the Plan to the participant.

d.	Rollovers: A participant may elect to rollover to the Plan an otherwise taxable distribution from another employer’s tax-qualified savings, profit sharing, or other employer plan, if the distribution meets certain conditions set forth in the Plan and the Code.

Any rollover contributions made to the Plan are allocated to the participant’s Plan account. A participant is always fully vested in the rollover contributions.

A participant is generally not subject to federal income tax on the rollover contributions or on the earnings on the rollover contributions until the amounts are distributed from the Plan to the participant.

e.	Employee-Directed Investments: A participant can specify the manner in which contributions made by or for the participant to the Plan shall be invested in the available funds under the Plan (see Note (1)h below), and may elect to change the funds to which future contributions are allocated and transfer amounts held in the participant’s Plan account from one fund to another.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

f.	Distributions to Participants: A participant may receive a distribution of all or a portion of the Plan account while employed by the Company only in certain circumstances.

In general, a participant, while still employed by the Company, may withdraw, for any reason, after-tax contributions (prior to December 20, 2004, the Plan accepted after-tax contributions), rollover contributions, and the part of the Plan account attributable to Company’s matching contributions made for plan years that ended before December 31, 2000.

Further, a participant, while still employed by the Company, can withdraw amounts that are attributable to before-tax contributions if the withdrawal is required by reason of the participant’s hardship situation, which meets the rules set forth in the Plan concerning hardship withdrawals or if the participant has reached at least age 59 1/2. Any hardship withdrawal may not include the earnings on before-tax contributions that were allocated after December 31, 1988.

Other than for the withdrawals described above, the distribution of a participant’s Plan account will generally occur only after the participant’s employment with the Company has terminated for any reason, including retirement, discharge, termination, disability, or death.

If the value of the participant’s Plan account is $1,000 or less, the participant’s account can be distributed, within a reasonable administrative period, in a lump sum and without the consent of the participant after the participant’s employment with the Company ends for any reason.

g.	Employee Loans: Loans are available from the Plan to participants under the current provisions and policies of the Plan. Loans are subject to several conditions, certain of which are described below.

A participant cannot have more than two outstanding loans from the Plan at any time. The minimum amount of any loan to a participant is $1,000, while the maximum amount cannot exceed the lesser of (i) 50% of the vested balance of the participant’s Plan account excluding the amount of such account that is attributable to the participant’s contributions which were matched and the associated matching contributions from the Company for the plan year of the loan and the two immediately preceding plan years, and income earned after 1988 on the participant’s before-tax contributions or (ii) $50,000 reduced by the highest outstanding balance of loans made to the participant from the Plan and other plans of the Company during the one year period preceding the new loan date.

The Company Employees’ Benefit Committee determines the interest rate charged by the Plan on a loan made to a participant. In general, a loan rate is based on the prime rate plus 1.0% at the time the loan is made. As of December 30, 2007, interest rates on loans made under the Plan ranged between 5.0% and 10.5% per annum. For the Plan year ended December 30, 2007, a participant also pays to Fidelity a $35 origination fee for processing a new Plan loan and a $15 annual maintenance fee for the life of the loan.

In general, any loan to a participant must be repaid through payroll deductions and be collateralized by up to 50% of the participant’s Plan account. The minimum term of any loan to a participant is 6 months, and the maximum term of a loan is 60 months. However a participant may extend the term of the loan to a maximum of 30 years, if the loan is acquired to provide the participant with funds to purchase a primary residence.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

h.	Investments: As of December 30, 2007, the following funds were available for investment under the Plan:

•	American Funds EuroPacific Growth Fund

•	Cincinnati Bell Inc. Common Stock Fund*

•	Fidelity Growth Company Fund*

•	Fidelity International Discovery Fund*

•	Fidelity Managed Income Portfolio II Fund*

•	Fidelity Mid-Cap Stock Fund*

•	Fidelity U.S. Bond Index Fund*

•	Fidelity U.S. Equity Index Commingled Pool Fund*

•	Laudus Rosenberg US Small Cap Fund

•	Lord Abbett Mid-Cap Value Fund

•	Vanguard Balanced Index Fund

•	Vanguard Target Retirement 2010 Fund

•	Vanguard Target Retirement 2015 Fund

•	Vanguard Target Retirement 2020 Fund

•	Vanguard Target Retirement 2025 Fund

•	Vanguard Target Retirement 2030 Fund

•	Vanguard Target Retirement 2035 Fund

•	Vanguard Target Retirement 2040 Fund

•	Vanguard Target Retirement 2045 Fund

•	Vanguard Target Retirement 2050 Fund

•	Vanguard Target Retirement Income Fund

•	Vanguard Windsor II Fund

*	Party-in-interest

In addition, as of December 30, 2007 and 2006, the Plan held investments in the Convergys Corporation Common Stock Fund, which reflects common shares of Convergys Corporation (“Convergys”) that were received by the Plan due to the Company’s distribution of Convergys shares to the Company’s shareholders as of December 31, 1998. Participants who have interests in the Convergys Corporation Common Stock Fund may transfer their balances to other funds available under the Plan but cannot transfer or direct future contributions to the Convergys Corporation Common Stock Fund. The plan was amended in 2007, and effective as of the end of September 29, 2008, the balance in such investment option will be transferred to the Plan’s default investment option, currently, an age specific Vanguard Target Retirement Fund.

The Plan’s investments are stated at fair value. Each fund investment of the Plan is valued using the quoted market prices of the shares of each applicable mutual or other fund. The values of the Plan's Cincinnati Bell Inc. and Convergys Corporation Common Stock Funds were determined by the ending share values as last published by the New York Stock Exchange on December 30, 2007 and 2006. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at the fair market value of the underlying investments and then adjusted to contract value. Loans to participants made by the Plan were valued at the principal amount owed by the participants on December 30, 2007 and 2006.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on an accrual basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

i.	Administrative Expenses: Administrative expenses of the Plan that are not clearly related to a specific investment fund are generally paid by the Company. However, the Plan permits certain of these expenses to be paid from the Plan assets and allocated and charged to each participant’s account based on the proportion that such participant’s account balance bears to all account balances under the Plan.

j.	Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits and the reported Changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from these estimates.

k.	Transfer to/from Other Plans: If a Plan participant becomes a participant of the Cincinnati Bell Inc. Savings and Security Plan, or if a participant of the Cincinnati Bell Inc. Savings and Security Plan becomes a participant of the Plan, their Plan account balances are transferred to and assumed by the recipient plan. These transfers are included in “Transfers from other Company-sponsored plans, net” on the Statement of Changes in Net Assets Available for Benefits.

(2)	Interest in Master Trust

At December 30, 2007 and 2006, the Plan’s assets were held by the Cincinnati Bell Retirement Savings Plans Master Trust (the “Master Trust”). The Master Trust holds only the assets of the Plan and the Cincinnati Bell Inc. Savings and Security Plan.

The purpose of the Master Trust is the collective investment of assets of the Plan and the Cincinnati Bell Inc. Savings and Security Plan (collectively the “Savings Plans”). Master Trust assets are allocated to the Savings Plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified to that Savings Plan. Net investment income, gains and losses, and expenses resulting from the collective investment of the assets are allocated to the Savings Plans in proportion to the fair value of the assets allocated to the Savings Plans.

As of December 30, 2007 and 2006, the Plan’s percentage of assets held in the Master Trust was 65% and 64%, respectively. The following table presents the fair value of the total investments held by the Master Trust, excluding participant loans, in which the Plan invests:

	December 30,
(dollars in thousands)	2007	2006
Mutual funds and commingled funds	$208,673	$189,136
Common shares of Cincinnati Bell Inc.	24,030	27,552
Common shares of Convergys Corporation	9,999	19,782

Net assets available to participating plans at fair value	$242,702	$236,470
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	189	306

Net assets available to participating plans	$242,891	$236,776

CINCINNATI BELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

During the plan year ended December 30, 2007, realized and unrealized gains (losses) and investment income on investments held by the Master Trust were as follows:

	Gain (Loss) on Investments		Interest and Dividends
(dollars in thousands)	Realized	Unrealized
Mutual funds and commingled funds	$4,714	$(4,519)	$15,171
Common shares of Cincinnati Bell Inc.	591	(65)	—
Common shares of Convergys Corporation	(1,048)	(4,324)	—

	$4,257	$(8,908)	$15,171

The Plan’s portion of the gains (losses) on the Master Trust’s investments and investment income for the plan year ended December 30, 2007 was as follows:

	Gain (Loss) on Investments		Interest and Dividends
(dollars in thousands)	Realized	Unrealized
Mutual funds and commingled funds	$3,293	$(3,399)	$10,546
Common shares of Cincinnati Bell Inc.	305	(10)	—
Common shares of Convergys Corporation	(421)	(2,134)	—

	$3,177	$(5,543)	$10,546

The Plan’s share of the investments held in the Master Trust as of December 30, 2007 and 2006 that individually represent 5 percent or more of the Plan’s net assets was as follows:

	December 30,
(dollars in thousands)	2007	2006
Vanguard Windsor II Fund	$24,281	$	*
Fidelity Mid-Cap Stock Fund	16,897		16,024
American Funds EuroPacific Growth Fund	16,011		12,583
Fidelity Managed Income Portfolio II Fund	14,327		15,255
Fidelity Growth Company Fund	13,894		8,459
Cincinnati Bell Inc. Common Stock Fund	12,433		14,109
Fidelity U.S. Equity Index Commingled Pool Fund	10,645		11,234
Lord Abbett Mid-Cap Value Fund	10,156		10,021
Fidelity U.S. Bond Index Fund	8,739		7,379
Fidelity International Discovery Fund	7,862		*
Convergys Corporation Common Stock Fund	*		9,479
American Funds Fundamental Investors Fund	*		19,226

*	Investments did not equal 5% or more of the Plan’s net assets.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(3)	Amendment or Termination of the Plan

While the Company has not expressed any intent to terminate the Plan, it reserves the right to amend or terminate the Plan at any time. In the event of the termination of the Plan, all affected participants’ accounts would become 100% vested.

The Plan was amended, effective April 2, 2007, in order to provide for certain Plan participants (who generally are newly eligible to the Plan or in any event had no deferral agreement in effect under the Plan) to be automatically enrolled into the Plan. The participant shall be automatically enrolled to contribute 3% of covered compensation on a pre-tax basis which will be invested in the Plan’s default investment option, an age specific Vanguard Target Retirement Fund. Plan participants who are automatically enrolled in the Plan may elect to discontinue participation in the Plan at any time.

(4)	Tax Status

The Internal Revenue Service issued on October 15, 2002, a favorable determination that the Plan meets the requirements of Section 401(a) of the Code and is exempt from federal income taxes under Section 501(a) of the Code. Such determination letter did not involve a review of the effect on the Plan of certain recent tax laws that have become effective after 2001. The Plan administrator believes that the Plan is designed and has been operated in compliance with the applicable requirements of such recent tax laws. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(5)	Related Party Transactions

The Plan invests in the Master Trust, and the Master Trust’s investments include shares of Cincinnati Bell Inc. common stock and shares of mutual funds managed by Fidelity. Cincinnati Bell is the sponsor and administrator of the Plan, and Fidelity is the Plan’s trustee. Therefore, these investments qualify as party-in-interest transactions. Fees paid by the Plan to these parties-in-interest for the plan year were $17,320.

The amount of common stock of Cincinnati Bell Inc., the Plan sponsor, held in the Master Trust for the Plan was 2,696,422 and 3,087,158 shares with a cost basis of $17,815,637 and $22,087,265 at December 30, 2007 and 2006, respectively.

(6)	Concentrations, Risks, and Uncertainties

The Master Trust has a significant concentration of investments in Cincinnati Bell Inc. and Convergys Corporation common stock. A change in the value of these stocks could cause the value of the Plan's net assets to change significantly due to this concentration.

The Plan provides for various investment options in money market funds, mutual funds, commingled funds, and Cincinnati Bell Inc. and Convergys Corporation common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and those changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(7)	Contingencies – ERISA Settlement

Between November 18, 2002 and March 17, 2003, five putative class action lawsuits, which were consolidated, were filed against the Company (which was then named Broadwing Inc.) and certain of its current and former officers and directors in the United States District Court for the Southern District of Ohio. Fidelity Management Investment Trust Company was also named as a defendant in these actions.

These cases, which purported to be brought on behalf of the Plan, the Cincinnati Bell Inc. Savings and Security Plan, and a class of participants in the Savings Plans, generally alleged that the defendants breached their fiduciary duties under ERISA by improperly encouraging the Savings Plans’ participant-plaintiffs to elect to invest in the Company stock fund within the relevant plan and by improperly continuing to make employer contributions to the Company stock fund within the relevant plan.

On February 22, 2006, the Company entered into a Stipulation and Agreement of Settlement of ERISA Actions (the “Agreement”) providing for the settlement of the consolidated case with no finding or admission of any wrongdoing by any of the defendants in the lawsuit. Under the Agreement, defendants were obligated to pay $11 million, which payment has been made on their behalf by their insurers, to a fund to settle the claims of, and obtain a release of all claims from the class members. On March 13, 2006, the Court issued an order giving preliminary approval of the Agreement and scheduled a Settlement Fairness Hearing. The Settlement Fairness Hearing took place on June 22, 2006. On October 5, 2006, the Court issued a final order approving the Stipulation and Agreement of Settlement as submitted by the parties. Accordingly, this case has been dismissed with prejudice.

Administrators, appointed by the plaintiffs’ counsel, allocated the settlement proceeds (after deducting plaintiffs’ attorneys’ fees, the costs of an independent fiduciary employed to act on behalf of the Savings Plans, and the other costs of the administration of the Agreement) among persons who were in the class of persons on whose behalf the cases were purportedly brought based on a prescribed calculation in the Agreement. Under the Agreement, such persons received a percentage of the net settlement proceeds equal to their share of such total loss of the Savings Plans arising from the investment in the Company’s stock (as such loss was determined and agreed to for purposes of the Agreement). The net settlement proceeds were paid directly to Plan accounts in April 2008.

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 30,
(dollars in thousands)	2007	2006
Net assets available for benefits per financial statements	$160,224	$154,414
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(108)	(181)

Net assets available for benefits per the Form 5500	$160,116	$154,233

The following is a reconciliation of investment income per the financial statements to the Form 5500:

(dollars in thousands)	December 30, 2007
Investment income from Master Trust	$8,180
Adjustment from contract value to fair value for fully benefit-responsive investment contracts for the year ended December 30, 2006	181
Adjustment from contract value to fair value for fully benefit-responsive investment contracts for the year ended December 30, 2007	(108)

Net investment gain per the Form 5500	$8,253

CINCINNATI BELL INC. RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AS OF DECEMBER 30, 2007)

FORM 5500 SCHEDULE H, LINE 4(i)

Issuer	Description of Investment	Fair Value
Participant loans*	6 to 360 months (5.0% - 10.5%)	$2,245,074

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employees’ Benefit Committee have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

June 27, 2008	By	/s/ Donald R. Scheick
Donald R. Scheick
Secretary – Employees’ Benefit Committee

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm